April 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Link

Re:	ACP Holdings Acquisition Corp.

Registration Statement on Form S-1

Filed March 6, 2026, as amended

File No. 333-294120

Withdrawal of Acceleration Request

Resubmission of Acceleration Request

Requested Date: April 6, 2026

Requested Time: 5:15 P.M. Eastern Time

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 31, 2026 in which we requested the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for April 1, 2026 at 4:30 p.m., Eastern Time, or at such later time as we or our counsel, DLA Piper LLP (US), requested via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”). We are no longer requesting that such Registration Statement be declared effective at that date and time, and we hereby formally withdraw our request for acceleration of the effective date for April 1, 2026 at 4:30 p.m. Eastern Time.

Further, by this letter, pursuant to Rule 461 of the General Rules and Regulations under the Act, ACP Holdings Acquisition Corp. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated to April 6, 2026 at 5:15 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Company hereby authorizes Stephen P. Alicanti of DLA Piper LLP (US), counsel for the Company, to make such request on the Company’s behalf.

If you have any questions regarding this request, please contact Stephen P. Alicanti of DLA Piper LLP (US) by telephone at (212) 335-4783. We also request that we be notified of the effectiveness of the Registration Statement by telephone to Stephen P. Alicanti of DLA Piper LLP (US). Thank you for your assistance.

Very truly yours,

ACP Holdings Acquisition Corp.

/s/ Andrew Mallozzi
Andrew Mallozzi
Chief Executive Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))